UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On March 28, 2014, voxeljet AG (the “Company”) filed a notice to its shareholders regarding an offering of subscription rights with respect to the Company’s ordinary shares in the German Federal Legal Gazette (Bundesanzeiger).  An English translation of the notice filed by the Company is included herewith as Exhibit 99.1.

Exhibits

99.1                        Notice from voxeljet AG to its shareholders regarding offering of subscription rights, dated March 28, 2014 (English translation).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz

Name: Rudolf Franz
Title: Chief Financial Officer

Date: March 28, 2014

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EXHIBIT INDEX

99.1                        Notice from voxeljet AG to its shareholders regarding offering of subscription rights, dated March 28, 2014 (English translation).

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